[FEDEX CORPORATION LETTERHEAD]

VIA EDGAR AND FEDEX EXPRESS

September 18, 2012

Linda Cvrkel

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, DC 20549-5546

Re:	FedEx Corporation
Form 10-K for the year ended May 31, 2012
Filed July 16, 2012
File No. 001-15829

Dear Ms. Cvrkel:

We are in receipt of the Commission’s letter dated September 5, 2012 relating to the above-referenced Form 10-K for the year ended May 31, 2012 (“2012 Form 10-K”). The following is FedEx Corporation’s response to the Commission’s comment:

Management Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Long-Lived Assets, page 67, and

Note 1: Description of Business and Summary of Significant Accounting Policies

Impairment of Long-Lived Assets, page 87

1.	We note your response to our prior comment number 1 but are unclear as to why aircraft that have been idled for periods of up to 36 months have not been evaluated for potential impairment and removal from fleet prior to the fourth quarter of fiscal 2012. Please tell us what portion of the $134 million impairment charge recognized during 2012 relates to aircraft that has been idled for a period longer than 12 months. Also, please tell us when these idled aircraft were previously evaluated for potential impairment and removal from your fleet prior to the fourth quarter of 2012. As part of your response, please explain in detail what criteria were used to determined that these aircraft were “available for use”, and indicate whether the primary reason you decided to remove these assets from the “available for use” category and remove them from your fleet was the fact that the new aircraft, the Boeing 767, was being introduced to your fleet. Additionally, please provide us with an example of the disclosure to be included in future filings, addressing specifically your policy for evaluating potential impairment of idled aircraft.

Ms. Linda Cvrkel

September 18, 2012

Response: As indicated in our initial response, in the normal management of our aircraft fleet, we routinely idle aircraft temporarily, and through our history, idled aircraft have generally returned to active service. Our operations at FedEx Express are extremely capital intensive, and aircraft are significant individual capital investments, which can remain in our fleet for up to 30 years. The decision to acquire an aircraft often must be made years in advance. As an example, the commitment to acquire our fleet of Boeing 777F aircraft was made in November 2006, three years before the initial delivery (September 2009), and more than 15 years before the final delivery will occur. Because of the significant investment made in each aircraft, and the long lead time to add capacity through acquiring additional aircraft, we constantly assess our network needs on a short-term and long-term basis. We adjust our network as necessary to match our forecast, but decisions to permanently ground an aircraft must be made with consideration for long-term capacity needs based on long-term global economic expectations and projections of demand for our services.

While aircraft are temporarily idled, we continue to perform required maintenance and incur operating costs on these aircraft to ensure the aircraft will be in compliance with Federal Aviation Administration regulations when they return to revenue service. We evaluate all temporarily idled aircraft on a quarterly basis for impairment, regardless of the length of time that the aircraft have been idled. In reaching a conclusion that aircraft are not permanently grounded and impaired and remain available for use, we evaluate the following criteria:

•	Our outlook on global economic conditions
•	The impact of our outlook for global economic conditions on our current and projected volume levels, including capacity needs for our peak shipping seasons
•	Introduction of new aircraft fleet types
•	Decisions to permanently retire an aircraft fleet from operations
•	Planned expansion of our services in new markets

In this particular situation, the introduction of the new Boeing 767 aircraft and the impact of the future acquisition of these aircraft on the completion of our fleet plan (which occurred in the fourth quarter of 2012) were components of our impairment evaluation, but not the primary reasons we decided to permanently remove the aircraft from revenue service. The primary factor leading to the decision to remove these aircraft from service was a significant change in our forecasted shipping volumes due to deteriorating global economic conditions in calendar 2012. These conditions became apparent as we finalized our fiscal 2013 business plan during the fourth quarter of fiscal 2012, as well as a reevaluation of our longer-term outlook. Prior to the fourth quarter of 2012, we had a more optimistic outlook on the pace and sustainability of the global economic recovery and planned to use these aircraft to meet the volume projections and capacity requirements for their entire remaining lives. Accordingly, the change in our economic outlook, the finalization of our fiscal 2013 business plan and the completion of our

Ms. Linda Cvrkel

September 18, 2012

updated aircraft fleet plan are all events that occurred in the fourth quarter of 2012 and resulted in our decision to permanently remove these 24 aircraft from service. Our $134 million fourth quarter 2012 impairment charge includes $47 million associated with aircraft (and engines) that were idled for more than 12 months.

In our 2013 Form 10-K, we will include the following policy disclosure for evaluating potential impairment of idled aircraft:

In the normal management of our aircraft fleet, we routinely idle aircraft and engines temporarily due to maintenance cycles and adjustments of our network capacity to match seasonality and overall customer demand levels. Temporarily idled assets are classified as available-for-use, and we continue to record depreciation expense associated with these assets. These temporarily idled assets are assessed for impairment on a quarterly basis. Factors which could cause impairment include, but are not limited to, adverse changes in our global economic outlook and the impact of our outlook on our current and projected volume levels, including lower capacity needs during our peak shipping seasons; the introduction of new fleet types or decisions to permanently retire an aircraft fleet from operations; or the elimination of planned service expansion activities. We currently have [x] aircraft temporarily idled. These aircraft have been idled for periods ranging from [x] to [x] months and are expected to return to revenue service.

Should you have any questions regarding our responses to the Commission’s accounting comments, please feel free to call John L. Merino, Corporate Vice President and Principal Accounting Officer of FedEx, at (901) 818-7050. All other questions should be directed to Robert T. Molinet, Corporate Vice President — Securities and Corporate Law of FedEx, at (901) 818-7029.

Very truly yours,

FedEx Corporation

/s/ ALAN B. GRAF, JR.
Alan B. Graf, Jr. Executive Vice President and Chief Financial Officer

ABG:hcn

Ms. Linda Cvrkel

September 18, 2012

cc:	Frederick W. Smith

Christine P. Richards

John L. Merino

Robert T. Molinet

Herbert C. Nappier